UNIVERSAL HEALTH REALTY INCOME TRUST

Universal Corporate Center

367 South Gulph Road

King of Prussia, Pennsylvania 19406

April 25, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Universal Health Realty Income Trust
Registration Statement on Form S-3
File No. 333-278730

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, Universal Health Realty Income Trust respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 9:30 a.m. Washington D.C. time on April 30, 2024, or as soon thereafter as practicable.

Please call Warren Nimetz of Norton Rose Fulbright US LLP at (212) 318-3384 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Charles F. Boyle

Charles F. Boyle

Senior Vice President and

Chief Financial Officer

cc:	Warren J. Nimetz